CHACO FLACO

Canned Cocktails Built for Today's Consumer Clean taste. Real traction. Built to scale.



chacoflaco.com Tempe, AZ

Alcohol & Vice | Food & Beverage | Ecommerce | Retail | Minority Founder

Highlights

1. Proven Beverage Brand with Multi-State Distribution Experience
2. Three Distinct Beverage Platforms; Chaco Flaco Cocktails, El Cero 0.0% ABV, Chaco Flaco Tiki 15% ABV
3. Proven Retail & National Account Experience
4. 53 Global Awards & Industry Recognition
5. New 15% ABV Tiki Line Positioned for 2026 Growth
6. Capital-Efficient Expansion Strategy

Featured Investor



Eric Weaver
Syndicate Lead

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Invested $100,000

Entrepreneur, real estate investor, and medical device sales professional. I invest in companies with standout products, scalable business models, and passionate founders building brands that people genuinely love.

"I invested in Chaco Flaco because I believe the company is uniquely positioned at the intersection of several powerful consumer trends. Today's consumers are looking for beverages made with natural ingredients, authentic flavors, and brands that complement an active, social lifestyle. Chaco Flaco is building a premium beverage portfolio designed to meet those evolving preferences across multiple occasions.

What first caught my attention was the company's commitment to clean ingredients and exceptional flavor. Rather than creating just another ready-to-drink cocktail, the team has developed a family of premium beverages that includes spirit-based cocktails, wine-based cocktails, and a dedicated line of premium non-alcoholic craft beverages. This diversified portfolio allows the company to participate in multiple high-growth beverage categories while serving consumers whether they're looking for an elevated cocktail experience or a premium alcohol-free alternative—all without compromising on taste or quality.

Beyond the beverages themselves, I was equally impressed by the company's branding and packaging. Every product is thoughtfully designed with a premium look and feel that commands attention on the shelf while reflecting quality, authenticity, and a lifestyle centered around adventure, connection, and memorable experiences. It's a brand that feels just as at home by the pool, on the lake, after a hike, at the beach, or gathered with friends in the backyard.

What gives me confidence as an investor is that Chaco Flaco isn't simply building a single product—it's building a scalable premium beverage platform with room to expand across multiple categories while staying true to its core philosophy of natural ingredients, exceptional flavor, and memorable experiences. By offering both alcoholic and non-alcoholic beverages, the company is well positioned to participate in some of the fastest-growing segments of the beverage industry while creating multiple avenues for long-term growth.

I believe Chaco Flaco has the potential to build a loyal community of consumers who value premium beverages made with integrity and purpose. When you combine innovative products, a rapidly growing market, strong branding, and a clear long-term vision, you have the foundation for a company with significant growth potential. That's why I'm excited to be part of Chaco Flaco's journey, and why I believe the company is only beginning to realize its full potential."

company is only beginning to realize its full potential.

& 38 more

Team



Chuck Moore CEO & Founder

Chuck "Chaco" has 25+ years as a successful business owner and mixologist, he knows his way around the food & beverage industry. Chuck comes with an extensive proven skill set to create, manage, and execute in the exploding space.



Steve Cislaw COO & Co-Founder

Steve is an entrepreneur and 25+ year senior-level financial executive with extensive sales, operations, finance, and trading experience. Steve brings a proven ability to increase sales, create significant financial growth, and maximize profits.

Made for how people drink today.

The Opportunity

Consumer drinking habits are shifting.

More people are moving away from traditional alcohol toward:

- Ready-to-drink convenience
- Lighter, cleaner drinking experiences
- Flavor-forward options
- Brands that reflect lifestyle and identity

The RTD cocktail category is now a **multi-billion dollar market**, growing rapidly as consumers look for better alternatives.


CHACO BEVERAGE FAMILIA
Chaco
Chaco Flaco
CERO
0.0% ABV
Chaco Flaco
8%

The Problem

Most canned cocktails still miss the mark:

- Overly sweet or artificial taste
- Lack of identity and brand connection
- Poor repeat purchase after initial trial

Consumers are looking for something that feels **cleaner, more refreshing, and more aligned with how they actually drink today.**


Beverage Market Trends: Non-Alcoholic Growth Leads, Alcohol Focuses on Value & Innovation
OVERALL MARKET RESILIENCE & GROWTH
Total Projected Sales Change vs Year Ago (to 3/31/25)
+6.2%
+4.4%
+2.4%
NON-ALCOHOLIC MOMENTUM: HYDRATION NATION
Outpacing Growth with Function & Flavor
Sales Growth Drivers (vs Year Ago)
+3.5%
+2.5%
+0.7%
-0.4%
ALCOHOLIC BEVERAGES: STRATEGIC VALUE & INNOVATION
Navigating Slower Growth with Premiumization
Sales Growth Drivers (vs Year Ago)
+0.9%
+0.6%
+0.8%


Total Beverages
Non-Alcoholic
Alcoholic
Sales & Economic Context
Food & Beverage Store Sales (Billions $)
>$80B
Economic Sentiment (by Income)
Doing Better
Same
Worse
Recessionary Periods
Sales at historical highs despite mixed economic sentiment; steady long-term volume growth.
+6.2%
Total Growth
Spend per Unit
Trips per Household
Households
Units per Trip
Consumption Intentions (Net Intent Difference)
+28
+17
+8
+6
+4
-24
-11
Tap Water
Bottled Water
Coconut Water
Kombucha
Prebiotic/ Probiotic
Soda
Dairy
Growth driven by price & frequency. Functional, better-for-you beverages lead 'plan to drink more' intent; soda/dairy face headwinds.
+2.4%
Total Growth
Spend per Unit
Trips per Household
Units per Trip
Craft the Next Innovation (Mixology & RTDs)
RTDs/RTS are bright spots. Double down on mixology-inspired products, bold formats, and limited flavors to generate buzz.
Reignite Pricing (Strategic Optimization)
Pricing growing slower than non-alc/CPI. Identify inelastic occasions for premium pricing; build innovations tied to these moments.
Slower growth driven by price, frequency, & units. Innovation in RTDs and strategic pricing for premium occasions are crucial to offset softness.
KEY CROSS-CATEGORY TRENDS IMPACTING THE SECTOR
Quenching Channel Shifts
Consumers prioritize affordability in value channels but will premiumize in Online & Gas/Convenience as they venture out.
Hydration Nation
Functional ingredients, low-sugar, and nostalgic flavors drive non-alcoholic growth and new occasions.
Stirring Up Value
Alcohol losing post-pandemic momentum. RTDs offer flavor innovation, but smart targeting and pricing are essential to win favor.
Source: Numerator


BEVERAGE MARKET TRENDS: NON-ALCOHOLIC GROWTH LEADS
RTDS & INNOVATION DEFINE ALCOHOLIC SUCCESS
NON-ALCOHOLIC BOOM (+6.2% GROWTH)
Outpacing the general market.
Driven by 'Hydration Nation'—consumers demanding functional, low-sugar options.
+6.2%
Total Non-Alcoholic Growth
ALCOHOL INNOVATION (+2.4% GROWTH)
Slower general growth.
Ready-to-Drink (RTD) cocktails remain clean clear bright spots.
+2.4%
Total Alcoholic Growth
KEY CROSS-CATEGORY TRENDS IMPACTING THE SECTOR
CHANNEL SHIFTS: Consumers prioritize affordability but will premiumize lifestyle brands.
RTD EDGE: RTDs offer the new flavor and bold formats consumers are looking for.
Numerator
CHACO FLACO

The Solution

Chaco Flaco delivers a better canned cocktail experience.

- Clean, refreshing flavor profiles
- Built for drinkability and repeat purchase
- Designed for real-world occasions (social, events, everyday)
- Backed by strong in-market performance
- 100% all-natural adult beverages with zero artificial ingredients

We've built a product that not only gets trial — it gets repeat.


ABOUT US
In a world experiencing seltzer fatigue, a new all-encompassing "trinity of ready-to-drink cocktail companies" emerges. Introducing Chaco Beverage Familia—your one-stop shop for adult beverages at a time when mindful drinking is the new norm. From Tempe, Arizona.

What We've Built

Chaco Flaco is an **active, in-market brand** — not a concept.

We are currently:

- In production
- In distribution
- In retail accounts
- Actively engaging consumers through tastings and events

We are not pre-launch — we are scaling.


GLOBAL AWARD WINNING FLAVORS


ALL THREE BRANDS UNIQUELY SHARE THE SAME 53 GLOBALLY AWARDED FLAVORS, PROVIDING SOMETHING FOR EVERYONE.

Business Model

Chaco Flaco operates within the established three-tier system:

Brand → Distributor → Retail → Consumer

Our focus is simple:

- Secure high-quality retail placements
- Drive in-store velocity through sampling and engagement
- Build repeat purchase through product quality

Placement + velocity = scale



Our Brands

• **Chaco Flaco**

• **El Cero**

• **Chaco Flaco Tiki (Coming Soon)**


BRANDS
Founded by nationally renowned mixologists, these three brands cover the entire industry spectrum. Chaco Flaco Drinks represents the low ABV cocktail arena, El Cero 0.0 ABV mocktails leads the Zero Alcohol movement in the U.S., and Elevado Drinks offers a low-dose hemp-infused craft cocktail experience.

Our Products

Chaco Flaco — Sparkling Craft Cocktails (6% ABV)

• **Mango Margarita** — fresh mango juice, agave, lime & tequila

• **Strawberry Daiquiri** — strawberry, lime, coconut & rum

• **Berry Mojito** — lime, ginger, cucumber, honey & vodka

• **Prickly Pear Paloma** — prickly pear, grapefruit juice, filtered jalapeño, honey, ginger & tequila


Chaco Flaco
SPARKLING CRAFT COCKTAILS
mango margarita
strawberry daiquiri
berry mojito
prickly pear paloma
mango, pineapple juice, hint of habanero, & tequila 6% abv
strawberries, pineapple juice, coconut, fresh lime, & rum 6% abv
4 berries fresh mint, cucumber, ginger, & vodka 6% abv
prickly pear, grapefruit juice, fire roasted jalapeno, honey, ginger, & tequila 8% abv

---

El Cero — Sparkling Craft Mocktails (0.0% ABV)

• Mango Margarita

• Strawberry Daiquiri

• Berry Mojito

• Prickly Pear Paloma


EL CERO
0.0% ABV
SPARKLING CRAFT MOCKTAILS
mango margarita
strawberry daiquiri
berry mojito
prickly pear paloma

Chaco Flaco Tiki— Craft Cocktails (15% ABV, Wine Based)

COMING SOON!

• Pina Colada

• Miami Daiquiri

• Island Remedy


Chaco Flaco tiki
NEW PRODUCT LINE COMING SOON!
15% ABV
PINA COLADA
MIAMI DAIQUIRI
ISLAND REMEDY

Go-To-Market Strategy

We are focused on execution:

- Retail-first expansion strategy

- Continued sampling and in-store activations
- Founder-led sales and market presence
- Targeted marketing to support retail sell-through

We don't rely on shelf space alone — we drive sell-through.


PARTNERSHIPS, SPONSORSHIPS, AND EVENTS
Chaco Beverage Familia brands thrive on hard work. We understand that once our products reach the shelves, they won't sell themselves. With a focus on partnerships, sponsorships, events, and engaging tastings, we're dedicated to driving sales.
Collaborating with experts like Source Communications, Sports Marketing, and Advertising, we integrate their knowledge with our lifestyle brand. Whether it's music festivals, fashion shows, or NASCAR events, Chaco Beverage Familia showcases why we're the most dedicated brands in the industry. We're your one-stop shop for adult beverages that blend entertainment and lifestyle seamlessly.

Retail Strategy

Built to win on shelf, not just online.

We focus on pull-through: placements supported by demos and targeted marketing so velocity follows distribution.


LIQUID TO LIPS
300+ Tastings in 10 States. 37% increase in sales. Utilizing online, digital, targeting, and retargeting campaigns to drive consumer traffic to retail locations. 4-8 tastings per week with participating retailers i.e. Total Wine, and Independent retailers.

Market Opportunity

Mindful drinking is a category shift, not a fad.

Alcohol moderation is accelerating, and consumers want premium alternatives that still feel celebratory. By serving both alcohol and zero-proof occasions, we capture more moments per customer.


BRANDING
Packaging includes impressions to 1.9 million fans through a QR code that directs customers to Elevado's website location finder per festival per state.
Chaco Flaco is committed to ensuring pull-through in all retail and participating partner locations. Once placements are secured, a robust in-store demo program will be implemented to give customers a taste of Chaco's global award winning drinks.
SCAN ME

Competitive Advantage

Most brands pick one lane. We serve both.

Competitors often focus only on alcohol or only on zero-proof. We offer both

Competitors often focus only on alcohol or only on zero-proof. We offer both experiences with shared flavor DNA — increasing lifetime value and broadening retail relevance.

Team

Founded by nationally recognized mixologists and operators.

We combine beverage formulation expertise with retail-first execution and lifestyle brand building.



CERO
Chaco Flaco

Use of Funds – $250,000 Raise

This raise is designed to scale what is already working.

- **48.8% – Production & Inventory**
- Increase supply to support retail expansion and reorders
- **20% – Sales, Distribution, A&M + Travel**
- Drive placements, activations, and in-market growth
- **14% – Marketing**
- Support retail accounts with targeted demand generation
- **11.2% – Operations & Compliance**
- Maintain scalable infrastructure
- **6% – Working Capital**
- Manage timing and growth cycles

Capital is deployed to drive placement, velocity, and repeat purchase.



USE OF FUNDS - $250,000 RAISE
This raise is designed to scale what is already working.
20
14
14
11
49
Production & Inventory 48.8%
Increase supply to support retail expansion and reorders
Sales, Distribution, A&M + Travel 20%
Drive placements, activations, and in-market growth
Marketing 14%
Support retail accounts with targeted demand generation
Operations & Compliance 11.2%
Maintain scalable infrastructure
Working Capital 6%
Manage timing and growth cycles
Capital is deployed to drive placement, velocity, and repeat purchase.

Why to Invest

- Our line of Ready-to-Drink canned cocktails encompasses the three fastest-

growing categories in adult beverages: spirit-based, orange wine-based, and nonalcoholic mocktails. These offerings present an excellent opportunity to invest in Chaco Flaco

- Proven products with real consumer traction
- Existing retail and distribution relationships
- Strong performance in live activations and tastings
- Clear, focused growth strategy
- Execution-driven leadership

The Vision

Build a nationally recognized beverage brand by:

- Expanding retail footprint
- Increasing velocity across accounts
- Strengthening brand awareness
- Introducing new products once the core business is scaled

Focus first. Scale second. Expand third.

